MEMORANDUM OF RESPONSES
THE AMERICAN ENERGY GROUP, LTD.
FILE NO. 333-136312

FORM SB-2 FILED AUGUST 4, 2006
FORM 10-KSB/A FOR FISCAL YEAR ENDING 6/30/2005
FORM 10-QSB/A FOR FISCAL QUARTER ENDING 9/30/2005
FORM 10-QSB/A FOR FISCAL QUARTER ENDING 12/31/205
FORM 10-QSB/A FOR FISCAL QUARTER ENDING 3/31/2006

At your request, the following responses are submitted to your comment letters dated August 17, 2006, and August 31, 2006, in connection with the above-referenced filings of The American Energy Group, Ltd. (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”). The number references in the Memorandum correspond with the comment numbers for each respective Comment Letter.

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SEC COMMENT LETTER DATED AUGUST 17, 2006:

1.	In response to the Staff’s comment, please be advised that we have revised the accounting and disclosure in our Form SB-2/A to comply with all applicable comments to our periodic reports.

2.	In response to the Staff’s comment, we have revised the accounting and disclosure in our first interim report and have filed a Form 10-QSB/A for the period ending September 30, 2005.

3.	In response to the Staff’s comment, we have updated the financial statements in our Form SB-2 registration statement to comply with Item 310(g) of Regulation S-B.

4.	In response to the Staff’s comment, we have filed a corrected Exhibit 23.1 consistent with the consent of auditors with our Form SB-2/A.

5.	In response to the Staff’s comment, we have:

•	included an explanatory note at the forepart of all amended filings addressing the nature of the amendments;

•	labeled all changed columnar information as “restated”; and

•	footnote disclosures were included in the initial amendments, and have not been changed as a result of this amendment.

6.
In response to the Staff’s comment, we have revised our footnote disclosure in Note 2 on page F-13 of Form 10-KSB/A for the year ended June 30, 2005 to indicate that we held only one oil and gas lease as of both June 30, 2005 and June 30, 2004.

7.
In response to the Staff’s comment, we have revised our disclosure related to controls and procedures to correct the typographical error in our Form 10-KSB/A for the year ended June 30, 2005 and on all subsequent interim reports.

8.	In response to the Staff’s comment, we have added a separate column for prepaid expenses in the consolidated statement of stockholders’ equity on Form 10-KSB/A for the year ended June 30, 2005.

9.	In response to the Staff’s comment, we have revised the page references in the index to accurately correspond to the respective items on the Form 10-QSB/A for the quarter ended December 31, 2005.

10.	In response to the Staff’s comment, regarding measurement dates used to value stock issued for services, we respond as follows:

In accordance with EITF 96-18, Issue 1, Measurement Date, the fair value of the equity instruments is measured at either the date at which commitment for performance by the counterparty to earn the equity instruments is reached (a “performance commitment”), or the date at which the counterparty’s performance is complete.

Under the all three scenarios in which the Company issued stock for services to be performed, the Company’s position was that a “performance commitment” was reached as a result of language included in each of the separate contracts which were entered into providing for agreement terminations.

Shares issued to Mr. Dean

The agreement between the Company and Mr. Dean for 75,000 shares included terms for injunctive relief for the Company if consultant breeched the terms of the agreement.

The Company considered this injunctive relief to be of a magnitude that is a “sufficiently large disincentive for nonperformance”; thus the arrangement contained a performance commitment upon the date the contract was entered into and that date was used as the measurement date.

Furthermore, the period was for a period of only four months and as of the filing due date of the December 31, 2005 10-QSB (February 14, 2006), the consultant had already completed over 50% of the term of the contract, allowing the Company to conclude that performance under the contract was probable. As of March 31, 2006 the performance under this agreement was completed.

Given the above scenario, the date the contract was entered into (the date the shares were issued) reasoned to be the appropriate measurement date and use of that date constituted the fair value of the shares issued.

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Shares issued to Shareholder Intelligence Services, LLC

Under the agreement between the Company and Shareholder Intelligence Services, LLC for 26,000 shares, the measurement date used was the date of the agreement was entered into.

The Company’s position was that termination clauses and other financial remedies included in the agreement constituted a “sufficiently large disincentive for nonperformance”. As of December 31, 2005, performance under this agreement was completed.

Shares issued to Venture Research, LLC

Under the terms of the agreement between the Company and Venture Resources, LLC for 17,620 shares, the measurement date used was determined based on the negotiated price of 90% of the average bid price of the last 10 days prior to execution of the agreement.

Additional consideration was given to the relatively low volume of trading activity in the Company’s stock during the period prior to execution of the agreement, and a 10% discount for lack of marketability was negotiated between the parties.

The Company’s position was that termination clauses and other financial remedies included in the agreement constituted a “sufficiently large disincentive for nonperformance”. As of March 31, 2006, performance under this agreement was completed.

11.
In response to the Staff’s comment we have revised our disclosure under Item 3 - Controls and Procedures for the quarter ended March 31, 2006 to comply with the requirements of Item 307 of Regulation S-B.

12.
In response to the Staff’s comment we have revised our disclosure under Item 3 - Controls and Procedures for the quarter ended March 31, 2006 to comply with the requirements of Item 308(c) of Regulation S-B.

SEC COMMENT LETTER DATED AUGUST 31, 2006:

1.	In response to the Staff’s comment, we have included the requested response herein.

2.	In response to the Staff’s comment, we have included the appropriate disclosure in Form SB-2/A regarding each of the selling security holder’s status.

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